EXHIBIT A.II – ALLOCATION OF NET PROFIT

(as exhibit 9-1-II to CVM Instruction 481/09)

1. Net profit for the year:

Net profit as per company law	R$ 11,379,394,019.03

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared.

Overall value of dividends and IOC (gross)	R$ 7,716,366,664.66
Overall value of dividends and IOC (net)	R$ 6,872,923,954.06

Overall value of dividends	R$ 1,206,867,963.63
Overall value of IOC (gross)	R$ 6,509,498,701.04
Overall value of IOC (net) [1]	R$ 5,666,055,990.44

Total (dividends + IOC)
Amount per share (net)
Common	R$ 0.4283

Amount per share (gross)
Common	R$ 0.4904

Dividends
Amount per share
Common	R$ 0.0767

IOC
Amount per share (gross)
Common	R$ 0.4137

Amount per share (net)
Common	R$ 0.3516

(1) The net amount of IOC cannot be directly calculated by the rate of 15% since there are exempted persons

3. Percentage of net profit distributed for the fiscal year:

Percentage of net profit distributed for the fiscal year	67.81%
Net percentage of net profit distributed	60.40%

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years:
In 2020, dividends based on the profit of previous years were not distributed.

5. State, having deducted the advance dividends and interest on own capital already declared:

a)   The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

b)   The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

c)    Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

d)   Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

6.       If dividends or interest on own capital have been declared based on profits assessed in balance sheets prepared every six months or in shorter periods:

a) State the amount of the dividends and interest on own capital already declared.

b) State the date of the respective payments.

Total amount of the dividends or interest on own capital already declared related to the fiscal year ended on December 31, 2020, based on profits assessed in balance sheets prepared every six months or in shorter periods:

Gross: R$ 7,716,366,664.66

Net of Withholding Income Tax (IRRF) on IOC/dividends: R$ 6,872,923,954.06

Board of Directors’ Meeting held on December 9, 2020 Payment date: December 30, 2020 Total Gross Amount: R$ 6,509,498,701.04 Total Net Amount: R$ 5,666,055,990.44	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.4137
NET IOC
Common	0.3516

Board of Directors’ Meeting held on December 21, 2020 Payment date: January 28, 2021 Total Gross Amount: R$ 1,206,867,963.63 Total Net Amount: R$ 1,206,867,963.63	DIVIDENDS (exempt from WHT)
Common	0.0767
GROSS IOC
Common	-
NET IOC
Common	-

7. Comparative table presenting the following values per share of each type and class:
a) Net profit for the fiscal year and the previous three fiscal years.

Profit per share:	Common (R$)
2020	0.72
2019	0.75
2018	0.70
2017	0.47
Profit per share (net of treasury shares)
2020	0.72
2019	0.75
2018	0.70
2017	0.47

b)       Dividends and interest on own capital distributed during the previous three fiscal years.

Under the corporations laws (R$)
2019
Dividend per share:	Common
Dividends	0.0000
IOC (gross)	0.4906
IOC (net)	0.4170
2018
Dividend per share:	Common
Dividends	0.1600
IOC (gross)	0.3200
IOC (net)	0.2720
2017
Dividend per share:	Common
Dividends	0.2300
IOC (gross)	0.3100
IOC (net)	0.2635

8. Allocation of profits to the Legal Reserve:
The Company's Legal Reserve currently in the amount of R$ 4,456 thousand, plus the amount of capital reserves set forth in Paragraph 1 of article 193 of Law No. 6404/76, exceeded 30% of the capital stock, reason why there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2020 to its composition.

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividend:

a) Describe the manner of calculation as provided on the bylaws

Pursuant to §3 of article 42 of the Company’s bylaws, 5% of the net profit for the year will be allocated to the legal reserve, which shall not exceed 20% of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.
The mandatory dividend was fully paid.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend:
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve:
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 42, §3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with §4 of article 42 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital stock.

b) Identify the amount intended for the reserve.

RESERVE FOR INVESTMENT
Proposed allocation	R$ 3,713,041,678.34

c) Describe how the amount was calculated.

CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	11,379,394,019.03
Reversal of the effect of revaluing fixed assets using historic cost (1)	11,823,167.53
Effect of the application of IAS 29/CPC 42 (hyperinflation) (2)	1,344,887,000.00

Tax incentives reserve	(1,332,751,795.49)

Subtotal	11,403,352,391.07

Dividends distributed	(1,206,867,963.63)
Interest on own capital distributed	(6,509,498,701.04)

Subtotal	3,686,985,726.41

Expired dividends	26,055,951.93

Subtotal	3,713,041,678.34

Reserve for investments	(3,713,041,678.34)

Outstanding balance to be distributed	-

(1) Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev originally owned by Anheuser-Busch InBev S.A./N.V., by means of Interbrew International B.V and of AmBrew S.A until the contribution of said equity to the capital of the Company, as disclosed in a relevant fact of the Companhia de Bebidas das Américas – Ambev published on May 10, 2013 and described under item 15.7 of the Company’s reference form (“Contribution of Shares”). The Contribution of Shares was recognized in the financial statements for the purposes of disclosure, pursuant to the historic cost method described in section 10.5 of Exhibit A.I of this proposal, but this portion does not belong to the Company.

(2) According to described in Note 1(b) to the Consolidated Financial Statements of December 31, 2020, in July 2018, considering that the accrued inflation in the last three years in Argentina was over 100%, the application of accounting rule and disclosure in highly inflationary economy (IAS 29/CPC 42) is now required.

15. Retention of profits established in the budget:
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.
It is proposed allocating to the Reserve for Tax Incentives a total amount of R$ 1,332,751,795.49 of which (i) R$ 1,295,560,018.09refer to state ICMS tax incentives received by several of the Company’s units; (ii) R$ 34,975,098.86refer to tax incentives in the state of Sergipe pursuant to Law No. 5.382/04; and (iii) R$ 2,216,678.54 refer to Federal Income Tax Reinvestment Incentives granted by the SUDENE, pursuant to article 19 of Law No. 8167/91.

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